Cushman & Wakefield, Inc.                                              CUSHMAN &
51 West 52nd Street                                                WAKEFIELD(R).
New York, NY 10019-6178                                     Improving your place
(212) 841-7500                                                  In the world.

                                                                February 6, 1997

Scottsdale Land Trust Limited Partnership
FFCA Management Company, L.P.
17207 North Perimeter Drive
Scottsdale, Arizona 85255

Attn:    Morton H. Fleischer
         General Partner

                              Re:      Annual Portfolio Valuation
                                       Scottsdale Land Trust Limited Partnership

Gentlemen:

         Pursuant to your request, we have completed our analysis of the property contained in the Scottsdale Land Trust Limited Partnership, hereinafter referred to as "The Perimeter Center." The purpose of our analysis is twofold: first, to report on the physical condition of the premises and determine the mortgagor's requirements with respect to the terms of the mortgage agreement; second, to estimate the market value of the property subject to the mortgage agreement for the purpose of determining the value of the fee simple and mortgagee's interests. Our opinion of value for the real property will then be adjusted for cash on hand, net receivables and other liabilities, which information is provided by the General Partner. It should be noted that Cushman & Wakefield's opinion is restricted to the market value of the Partnership's interest in the real property; we are not opining as to the value of the other assets or liabilities of the Partnership. Furthermore, our opinion is subject to the attached Certification and Assumptions and Limiting Conditions which have been retained in our files. The date of value was December 31, 1996.

         According to The Dictionary of Real Estate Appraisal, Third Edition, published by the Appraisal Institute, market value may be defined as:

         "The most probable price, as of a specified date, in cash, or in terms equivalent to cash, or in other precisely revealed terms for which the specified property rights should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self-interest, and assuming that neither is under undue duress."

         The Scottsdale Land Trust Limited Partnership was organized to acquire approximately 261 +/- gross acres of unimproved land in Scottsdale, Arizona; to develop roads, water, sewer, drainage, utility and similar on-site and off-site improvements; to sell the property on a parcel-by-parcel basis after construction of the infrastructure; and to make a participating first mortgage loan with Franchise Finance Corporation of America ("FFCA"). The gross proceeds raised by Scottsdale Land Trust Limited Partnership amounted to $50,000,000 (50,000 units at $1,000 per unit). As of December 31, 1996, the adjusted gross proceeds raised were $46,174,397 or $923.49 per unit. Of this amount, adjusted net proceeds invested in the property contained in this partnership amounted to $37,693,157 after adjusting for organization costs and sales commissions. The Partnership was fully invested in November 1988.

         The Perimeter Center was inspected by the undersigned at various times during 1995 and 1996. As of the date of our last inspection, all infrastructure for the subdivision had been completed including roads, water, sewer, drainage, sidewalks, bike paths and other infrastructure. The FFCA office building also has also been completed and is occupied by FFCA and the Fleischer Museum.

         Our valuation addresses the market value of the fee simple and mortgagee's interests in this property and considers the FFCA mortgage note in effect. The vast majority of the data used for this analysis has been supplied to us by FFCA Management Company, L.P., and we have relied upon their database input , various reports and financial statements. We have visited their offices in Scottsdale, Arizona and have had complete and unrestricted access to all pertinent information, and have assumed all such information to be accurate and complete. We have verified certain data and resolved any discrepancies by reconciling to Cushman & Wakefield's database.

         For the purposes of our valuation, we have determined that the highest and best use of The Perimeter Center is for parcel-by-parcel sale to users who will construct Class A office buildings. In addition to eventual office use, portions of The Perimeter Center may be developed with high quality research and development or light industrial buildings incorporating warehouse and distribution space. The Income Approach to value is relied upon as the primary appraisal

Cushman & Wakefield, Inc.

Mr. Morton H. Fleischer
General Partner                        -2-                      February 6, 1997

technique based upon the properties's capabilities to be bought and sold in the investment marketplace. In the application of the Income Approach, also known as a Subdivision Analysis, sales of office sites in the Greater Scottsdale area were researched and compared to the subject property. As such, we have applied both the Income Approach and the Sales Comparison Approach to the analysis of this property. The Cost Approach was not considered directly relevant in the analysis of vacant land. Our Subdivision Analysis anticipated future income from parcel sales and mortgage interest and repayment which were discounted via a market-derived rate to a net present value estimate utilizing a cash flow model designed by Cushman & Wakefield, Inc.

         Considering all of the above factors, it is the appraisers' opinion that the market value of the fee simple and mortgagee's interests in the above mentioned property which comprises Scottsdale Land Trust Limited Partnership, as of December 31, 1996, was:

                           THIRTY NINE MILLION DOLLARS
                                   $39,000,000

         In addition to the market value of the Perimeter Center, cash on hand and net receivables of $2,566,494 less distributions payable and other liabilities of $1,159,364, as provided by the General Partner, results in a total of $40,407,130. Dividing the total value by the 50,000 outstanding units results in an indicated value per unit investment of $808.14 which represents a decrease of 12.49 percent below the adjusted unit investment of $923.49.

         We certify that neither Cushman & Wakefield, Inc. nor the undersigned have any present or prospective interest in the Partnership's properties, and we have no personal interest or bias with respect to the parties involved. To the best of our knowledge and belief, the facts upon which the analysis and conclusions were based are materially true and correct. No one other than the undersigned assisted by members of our staff who performed inspections of the properties, performed the analyses and reached the conclusions resulting in the opinion expressed in this letter. Our fee for this assignment was not contingent on any action or event resulting from the analysis, opinions or conclusions in, or the use of, this analysis. Our analysis has been prepared subject to the Departure Provision of the Uniform Standards of Professional Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. As of the date of this report, the undersigned have completed the requirements of the continuing education program of the Appraisal Institute.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.


/s/ Matthew C. Mondanile                 /s/ Brian R. Corcoran                  /s/ Frank P. Liantonio
Matthew C. Mondanile, MAI                Brian R. Corcoran, MAI, CRE            Frank P. Liantonio, MAI, CRE
Senior Director                          Executive Managing Director            Executive Managing Director
Valuation Advisory Services              Valuation Advisory Services            Valuation Advisory Services